SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2008

List of Exhibits:

1.	News Release entitled, “New Holland Construction and Kobelco Construction Machinery America Join HACIA”

2.	News Release entitled, “New Holland Construction Partners with Total Landscape Care Magazine to Award ‘Dream Package’”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 26, 2008

Press Release

FOR IMMEDIATE RELEASE

Contact:	Jada Cash
312-970-5897
Jada.Cash@slackbarshinger.com

New Holland Construction and Kobelco Construction Machinery

America Join HACIA

HACIA benefits support minority- and women- owned businesses in the construction industry

CAROL STREAM, ILL., Feb. 25, 2008 — New Holland Construction and Kobelco Construction Machinery America have joined the Hispanic American Construction Industry Association (HACIA), a 29-year-old business membership organization that promotes the growth and professionalism of its members in the construction industry.

“At New Holland Construction and Kobelco America we recognize the importance of supporting and promoting minority- and women-owned businesses,” said Edgar J. Chavez, director of marketing for North America for New Holland Construction and Kobelco America. “This is one of the fastest growing segments of the construction industry today, and we’re glad that we can be a part of it, directly and through HACIA.”

HACIA’s membership represents more than 250 construction companies, professional services and construction-related service firms. Member benefits help minority- and women-owned businesses in the industry to better market their products and services, grow their circle of business contacts and gain project leads. HACIA is cited by many developers and government agencies as a reliable assist agency and a valuable resource for female- and minority-owned construction companies.

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

“New Holland Construction and Kobelco America are respected names in the construction equipment business,” said Juan Calahorrano, program manager at HACIA. “Their membership with HACIA will provide them with networking opportunities that can further strengthen their reputation as a manufacturer and marketer of reliable, quality construction machinery, and we are happy to welcome them.”

###

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, wheel loaders, telehandlers, crawler dozers and motor graders. Drawing from the strength and resources of its brand network, New Holland Construction delivers technological innovation and the highest in safety and environmental standards. New Holland Construction customers are supported by a network of 700 dealers and more than 1,800 outlets in 100 countries. For more information on New Holland Construction, visit www.newholland.com. New Holland Construction is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).

Kobelco Construction Machinery America a majority owned subsidiary of CNH Global N.V. (NYSE:CNH), manufactures and markets a full line of compact, mid-size and full-size excavators ranging from 1.9 to 88 tons. Kobelco engineering is dedicated to power and precision, and every Kobelco excavator is designed and manufactured by Kobelco America to exceed customer expectations. With over 250 distribution outlets in North America, Kobelco excavators are supported by a network of experienced dealers and field service representatives. For more information, please visit www.kobelcoamerica.com.

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

Press Release

FOR IMMEDIATE RELEASE

Contact:	Jada Cash
312-970-5897
Jada.Cash@slackbarshinger.com

New Holland Construction Partners with Total Landscape Care Magazine to Award ‘Dream Package’

One lucky landscaper wins an L170 skid steer in the publication’s ‘Landscaper’s

Dream Package’ contest

FARGO, N.D., Feb. 25, 2008—Jeffrey C. Moen, operator of Jeff’s Landscaping Inc., has been awarded a New Holland Construction L170 skid steer, along with thousands of dollars in other landscaping equipment and supplies, as part of the “Landscaper’s Dream Package” from Total Landscape Care magazine. Moen and his crew accepted the prize from Rajesh Joshi, senior director of sales at New Holland Construction, in subzero temperatures in Fargo, N.D.

“Winning this machine couldn’t have come at a better time, as I wrap up my second full year of business and begin to plan for a third,” said Moen. “My father owns a New Holland machine, so I am familiar with the quality and innovation associated with the brand, and I can’t wait to put this machine to work.”

The L170 was the premier item in the prize package, which had a total value of almost $50,000. Made in Wichita, Kan., the machine features New Holland Construction’s new enclosed cab and ergonomically placed controls. Other items in the package included a zero-turn mower, trimmers and ornamental products, and several insecticide products.

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

“The L170 skid steer is designed for optimal productivity, whether it’s used in landscaping, construction, demolition or any other application,” said Dave December, brand marketing manager for New Holland Construction’s skid steer line. “We are confident that with this piece of equipment, Jeff’s Landscaping will have one of the tools it needs to continue to thrive; and with a design that keeps comfort and control top-of-mind, his crew is going to love it, too.”

###

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, wheel loaders, telehandlers, crawler dozers and motor graders. Drawing from the strength and resources of its brand network, New Holland Construction delivers technological innovation and the highest in safety and environmental standards. New Holland Construction customers are supported by a network of 700 dealers and more than 1,800 outlets in 100 countries. For more information on New Holland Construction, visit www.newholland.com. New Holland Construction is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com